Exhibit 6.14

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into (and shall be deemed effective) as of September 30, 2010 (the “Effective Date”) by and between IPIC-GOLD CLASS ENTERTAINMENT, LLC, a Delaware corporation (the “Company”) and HAMID HASHEMI (“Executive”).

R E C I T A L S:

WHEREAS, Executive is to be employed as the CEO of the Company,

WHEREAS, Executive and the Company desire to provide for the employment of the Executive by the Company;

NOW, THEREFORE, in consideration of the mutual agreements herein set forth, the parties agree as follows:

1.              Duties. Upon the Effective Date, the Company shall employ and the Executive agrees to be employed as CEO of the Company. The Executive’s position and reporting relationship, as well as his duties, authority and responsibilities, are subject to the terms herein and modification, from time to time, of the Company’s Board of Directors as specifically set forth in the Company’s Operating Agreement. The Executive shall devote substantially all his time, attention and skill to such duties, except for paid vacation and other excused absence periods, and shall use his reasonable best efforts to promote the success of the business. Nothing in this Section 1, however, will prevent Executive from engaging in additional activities in connection with personal investments, other non-competing business opportunities and community affairs.

2.              Term. The initial term of this Agreement shall be five (5) years, beginning on the Effective Date of this Agreement (the “Initial Term”), and shall automatically renew for successive one-year periods thereafter, unless the Executive or the Company agree not to renew, in writing, at least 90 days prior to the commencement of a Renewal Term (each, a “Renewal Term”), or unless earlier terminated pursuant to the terms of this Agreement. The Initial Term and all Renewal Terms are collectively referred to hereinafter as the “Term.” Notwithstanding the foregoing, the Initial Term or any Renewal Term shall terminate on the date of any of the Termination Events set forth in Section 4 below.

3.              Compensation. The Company shall pay and the Executive shall accept as full consideration for the services to be rendered hereunder compensation consisting of the following:

a.              An initial annual base salary (“Base Salary”) as set forth on Schedule A;

b.              Bonus compensation (“Bonus”) as set forth on Schedule B;

c.              Such other perquisites and benefits for which senior employees of the Company are generally eligible, including, but not limited to, health, disability and life insurance;

d.              Paid vacation each year in accordance with the Company’s policies;

e.              Reimbursement for reasonable business related travel expenses incurred by Executive in the course of performing his duties and responsibilities under this Agreement which are consistent with the Company’s policies in effect from time to time with respect to travel expense, subject to the Company’s requirements with respect to reporting and documentation of such expenses;

f.               Membership dues in YPO/WYPO; and

g.              Monthly reasonable automobile expenses including lease/finance payments (not to exceed $1,300 per month), insurance and gas.

4.              Termination Events. Any and all rights of the Executive under this Agreement will terminate (except as otherwise provided in this Section 4):

a.              Upon the death of the Executive.

b.              Upon the Disability (as hereinafter defined) of the Executive, immediately upon notice from a party to the other.

c.              For Cause (as hereinafter defined), immediately upon notice from the Company to the Executive, or such later time as such notice may specify.

d.              If Executive resigns for Good Reason (as hereinafter defined).

For purposes of this Section 4, Executive will be deemed to have a “Disability” if, for physical or mental reasons, the Executive is unable to perform Executive’s duties under this Agreement for ninety (90) consecutive days or one hundred twenty (120) days during any twelve (12) month period as determined in accordance with this Section 4. The Disability of the Executive will be determined by a medical doctor selected by the Company and the Executive. The determination of the medical doctor selected under this Section 4 will be binding on all parties. The Executive must submit to a reasonable number of examinations by the medical doctor making the determination of Disability under this Section, and the Executive hereby authorizes the disclosure and release to the Company of such determination and all supporting medical records. If the Executive is not legally competent, the Executive’s legal guardian or duly authorized attorney-in-fact will act in the Executive’s place under this Section, for the purposes of submitting the Executive to the examinations, and providing the authorization of disclosure required herein.

For purposes of this Section 4, “Cause” shall mean the Executive’s: (i) breach of fiduciary duty, gross negligence or willful misconduct; (ii) any knowing and material act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries or any of their customers or suppliers; (iii) reporting to work under the influence of alcohol or illegal drugs, the use of illegal drugs (whether or not at the workplace) or other repeated conduct causing the Company or any of its subsidiaries substantial public disgrace or disrepute or substantial economic harm; (iv) substantial and repeated failure to perform duties as reasonably directed by the Company’s board of directors in accordance with the Company’s Operating Agreement; (v) conviction of, or a guilty plea or plea of no contest to, a crime involving moral turpitude or a felony; (vi) the unlawful or fraudulent misappropriation or unlawful or fraudulent attempted misappropriation of Company’s funds or property; (vii) any act or omission aiding or abetting a competitor, supplier or customer of the Company or any of its subsidiaries to the material disadvantage or detriment of the Company; or (viii) material breach of his obligations under this Agreement which is not cured to the Company’s reasonable satisfaction within 15 days after notice thereof to Executive.

For purposes of this Section 4, “Good Reason” shall mean (i) a demotion, a change in the Executive’s reporting relationship, or any diminution of the Executive’s duties, authority or responsibilities without the Executive’s prior written consent; or (ii) the relocation of the offices of the Executive more than 25 miles from their present location without the Executive’s prior written consent; or (iii) a material breach of this Agreement by the Company, which breach is not cured to the Executive’s reasonable satisfaction within 15 days after notice to the Company.

e.              Effective upon termination of the Agreement, the Company will be obligated to pay the Executive (or in the event of his death, his designated beneficiary) only such compensation as is provided for in this Section, which compensation shall be in lieu of all other amounts in settlement or otherwise. Receipt of said compensation by Executive shall constitute a complete release of any and all claims Executive may have against the Company. For purposes of this Section:

(i)             if the Company, or its successor or assigns, terminates this Agreement without Cause, or if Executive resigns for “Good Reason,” the Executive shall be entitled to receive a lump-sum severance payment equal to the sum of three (3) years Base Salary and fifty percent (50%) of three (3) years Bonus (based on the prior year’s compensation or, if terminated prior to December 31, 2011, three (3) years Base Salary and three (3) years Bonus and Bonus shall mean then Base Salary; or

(ii)           if this Agreement is terminated as a result of Executive’s Disability, the Executive shall be entitled to receive the Base Salary and a pro rata Bonus based on the year during which such termination is effective; or

(iii)         if this Agreement is terminated because of Executive’s death, the Executive shall be entitled to receive the Base Salary and a pro rata Bonus based on the year during which such termination is effective; or

(iv)          if this Agreement is terminated for any reason other than those set forth in Section 4(e)(i), (ii), or (iii) above, the Executive shall be entitled to receive Base Salary only through the date of termination, and shall not be entitled to any other compensation for the calendar year during which the termination occurs or any subsequent calendar period, including, but not limited to, any Bonus that has not already been paid.

f.               Executive’s accrual of or participation in plans providing for benefits will cease at the effective date of termination of this Agreement and Executive will be entitled to accrued benefits pursuant to such plans only as provided in such plans. Executive will not receive, as part of his termination pay pursuant to this Section 4, any payment or other compensation for any vacation, holiday, sick leave or other leave unused on the effective date of termination pursuant to this Agreement, except to the extent required to be paid by applicable law.

5.              Withholding. Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Executive or the Executive’s estate or beneficiaries shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, the Company may accept other arrangements pursuant to which it is satisfied that such tax and other payroll obligations will be satisfied in a manner complying with applicable law or regulation.

6.              Miscellaneous.

a.              Assignment. This Agreement is personal to each of the parties hereto, and neither party may assign or delegate any of the rights or obligations hereunder without first obtaining a written consent of the other party.

b.              Collateral Agreements. This Agreement constitutes the entire Agreement between the parties respecting the employment of Executive, and there are no representations, warranties or commitments relating to such employment, except as set forth or referred to herein. This Agreement may be amended only by an instrument in writing executed by the parties hereto.

c.              Notices. Any notice, request, demand or other communication hereunder shall be in writing and shall be deemed to be duly given when personally delivered to an officer of the Company or to Executive, as the case may be, or when delivered by national next-business day delivery service or certified mail at the following addresses:

If to the Company:

IPIC-GOLD CLASS ENTERTAINMENT, LLC

3300 Airport Road, Suite 203

Boca Raton, Florida 33431

Attention: ________________

If to the Executive:

HAMID HASHEMI

3300 Airport Road, Suite 203

Boca Raton, Florida 33431

d.              Governing Law. This Agreement shall be governed and construed and interpreted, and the rights and obligations of the parties hereto shall be determined, in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law, provision or rule.

e.              Counterparts. This Agreement may be executed in any number of counterparts. All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

f.               No Set Off. Company shall not be allowed to setoff, or unilaterally reduce or withhold from, any compensation or benefits provided for under this Agreement, except as is specifically set forth herein.

g.              Attorney’s Fees. In any litigation arising under this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party all reasonable attorney fees and costs incurred by the prevailing party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first written above.

COMPANY:
IPIC-GOLD CLASS ENTERTAINMENT, LLC
By:	/s/Robert Kirby
Name:	Robert Kirby
Its:

EXECUTIVE:
/s/Hamid Hashemi
HAMID HASHEMI

Schedule A

Base Salary

Contract Term:	5 years
Initial Base Salary:	$675,000
Increase:	Minimum of 5% annual increase beginning January 1, 2012 or based on Merit at the discretion of the board.

Schedule B

Bonus

Bonus:	Performance based and up to 100% of the salary. First year capped at 50% of salary.
Bonus Conditions:	100% of the bonus upon achieving budgeted EBITDA. 50% at the discretion of the board if budgeted EBITDA is not achieved. Bonus is payable by March 31 following end of the financial year.